METALLA INCREASES ITS CÔTÉ & GOSSELIN ROYALTY TO 1.5% AND PROVIDES PORTFOLIO UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
November 3, 2025	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has completed the acquisition of the remaining 0.15% interest in a net smelter return ("NSR") royalty on a portion of the Côté Gold Mine ("Côté") and all of the Gosselin project ("Gosselin"), owned by IAMGOLD Corporation ("IAMGOLD")(NYSE: IAG; TSX: IMG) and Sumitomo Metal Mining Co., Ltd. (the "Côté / Gosselin Royalty"), and now holds a consolidated 1.5% of the Côté / Gosselin Royalty.

"The additional 0.15% of the Côté / Gosselin Royalty further strengthens our position on one of the most significant gold assets in Canada," commented Brett Heath, Chief Executive Officer of Metalla. "By increasing our royalty, we have enhanced our leverage to one of the premier gold assets globally. IAMGOLD continues to demonstrate the scale and quality of the Côté-Gosselin system. We expect this acquisition to further bolster Metalla's portfolio as IAMGOLD expects to integrate Gosselin into the mine plan and resources continue to expand."

Côté / Gosselin (1.5% NSR royalty)

On October 31, 2025 Metalla completed the acquisition of the remaining 0.15% interest in the Côté / Gosselin Royalty for total consideration of C$3.4 million in cash from an arm's length seller. The acquisition increases Metalla's total royalty percentage to 1.5%.

The Côté mine reached commercial production in August 2024 after pouring its first gold in March 2024 and has achieved nameplate processing capacity of 36,000 tonnes per day. With plans to integrate the Gosselin deposit into an updated mine plan and boost overall throughput, Côté / Gosselin is positioned to become one of Canada's largest gold-producing complexes.

IAMGOLD disclosed on August 7, 2025 that it plans to drill a total of 45,000 meters at Gosselin in 2025 and expects results from the 2024 and 2025 Gosselin exploration programs to be incorporated into an updated Mineral Reserve and Resource estimate in 2026, as well as an updated technical report, considering a larger-scale operation with a conceptual plan targeting both the Côté and Gosselin zones. IAMGOLD expects the updated technical report to be completed by year-end 2026.

Côté / Gosselin Royalty Map

Côté & Gosselin Reserve & Resource Estimate as of December 31, 20241

	Côté			Gosselin
	Tonnes	Gold		Tonnes	Gold		Royalty GEOs
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)
Proven & Probable	229,175	1.01	7,341	-	-	-	6.61
Measured & Indicated	438,544	0.84	11,785	161,300	0.85	4,420	76.90
Inferred Resources	60,362	0.61	1,177	123,900	0.75	2,980	45.80

1. For royalty ounce calculation, Metalla estimates 6% of Côté and 100% of Gosselin's Mineral Resources and Mineral Reserves are subject to our royalty NSR interest at a rate of 1.5%. For more information, please review IAMGOLD's October 2025 Corporate Presentation, press release dated August 7, 2025, October 15, 2024, February 15, 2024 and 2024 Annual Information Form.

ASSET UPDATES

  La Guitarra - Expansion plans underway to increase processing capacity to ~1,500 tpd by Q3 2027 and the commencement of a district-wide exploration program.

  La Parrilla - Rehabilitation plans underway supported by offtake financing from Samsung.
  Endeavor - Recommencement of mining operations following fatal incident at Endeavor Mine and discovery of new massive sulphide zone at the Carpark prospect.
  San Luis - Drilling confirms significant extensions of the Bonita Vein system.
  Wharf - 2025 production guidance at Wharf increased to 93-103 Koz gold.

La Guitarra (2.0% NSR royalty)

Metalla holds a 2.0% NSR royalty on Sierra Madre Gold & Silver Ltd.'s ("Sierra Madre") La Guitarra silver-gold mine complex ("La Guitarra") in the Temascaltepec mining district, Mexico.

On September 8, 2025, Sierra Madre outlined a two-stage expansion plan at La Guitarra. The planned expansions would increase the site's nameplate processing capacity from 500 tonnes per day ("tpd") to approximately 750-800 tpd by Q2 2026. Sierra Madre then intends to further increase capacity to roughly 1,200-1,500 tpd by Q3 2027 through the construction of a new dry-stack tailings facility and the installation of a second crushing circuit.

On October 23, 2025, Sierra Madre announced a $3.5 million exploration program focused on the East district of the La Guitarra mine complex. The program will begin with drill-target definition through mapping and surveying, including work around the historic El Rincon mine, followed by a 20,000-25,000-meter drill campaign.

For more information, please view the Sierra Madre's September 8, 2025 Press Release and Sierra Madre's October 23, 2025 Press Release.

La Parrilla (2.0% NSR royalty)

Metalla holds a 2.0% NSR royalty interest on Silver Storm Mining Ltd.'s ("Silver Storm") La Parrilla Mine Complex ("La Parrilla") in Durango, Mexico.

On October 21, 2025, Silver Storm reported that rehabilitation activities had commenced at La Parrilla, with engineers engaged and mobilized, long-lead items ordered for the sulphide circuit expansion to 1,250 tpd, and SRK Consulting retained to review the restart plan.

The President and CEO of Silver Storm stated: "With the existing infrastructure in place and recent financings completed, we are taking decisive steps in respect of the Silver Storm's objective of bringing the historic La Parrilla back into production and creating value for our shareholders and the communities of Durango. Rehabilitation and preparation activities will take seven to nine months, and subject to further technical evaluations, we could target the potential restart of operations as early as the second quarter of 2026".

For more information, please view the Silver Storm's October 10, 2025 Press Release and Silver Storm's October 21, 2025 Press Release.

Endeavor (4.0% NSR royalty)

Metalla holds a 4.0% NSR royalty interest on Polymetals Resources Ltd.'s ("Polymetals") Endeavor Mine ("Endeavor") in Cobar, Australia.

On October 31, 2025, Polymetals provided an update in relation to a fatal incident that occurred at Endeavor on October 28, 2025 that resulted in all mining and surface operations being suspended pending completion of an investigation into its cause. Polymetals has announced plans to take a staged approach to recommencing operations at Endeavor with exploration drilling and concentrate transport expected to commence next week. Personnel are expected to return to work on November 5, 2025, with the progressive resumption of mining and processing activities.

Metalla wishes to extend our deepest condolences to the families and all those impacted by the recent tragic events in Cobar, Australia.

On October 23, 2025, Polymetals reported the discovery of a new zone of massive sulphides south of the Endeavor Mine in the Carpark prospect. Polymetals stated that visual evidence from the drill holes completed support the likely presence of a significant mineralized structure in the area.

For more information, please view the Polymetals' October 23, 2025 Press Release and Polymetals' October 31 2025 Press Release

San Luis (1.0% NSR royalty)

Metalla holds a 1.0% NSR royalty on Highlander Silver's ("Highlander") San Luis gold-silver project ("San Luis") in Central Peru.

On September 16, 2025, Highlander reported results of step out drilling to the southeast of prior drilling at the Bonita Open Pit target with high grade intercepts of 7.43 g/t gold and 16.45 g/t silver over 24.8 meters and 3.42 g/t gold and 16.93 g/t silver over 40.4 meters.

On October 6, 2025 Highlander reported drill results from the expanding Bonita drill program with the discovery of a new zone called Kusy. The highlight intercept from Kusy returned 15.56 g/t gold and 74.49 g/t silver over 23.6 meters.

For more information, please view the Highlander Sept 16, 2025 Press Release and Highlander October 6, 2025 Press Release.

Wharf (1.0% royalty)

Metalla holds a 1.0% GVR royalty on Coeur Mining Inc.'s ("Coeur") Wharf mine.

On October 29, 2025, Coeur increased its full year production guidance for 2025 at Wharf to 93 - 103 Koz gold, reflecting strong year-to-date performance and higher expected grades in the fourth quarter.

Exploration expenditures at Wharf for the third quarter were $3 million with expansion and infill drilling programs at Juno completed during the quarter.

For more information, please view the Coeur Mining October 29, 2025 Press Release.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla provides shareholders with leveraged gold, silver, and copper exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this alert.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their QPs to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the Company's plans and objectives; the Company's future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company;  that the acquisition of the additional royalty interest of Côté / Gosselin Royalty will bolster Metalla's portfolio; that Gosselin will be integrated into the mine plan and boost overall throughput; that Côté / Gosselin will become one of Canada's largest gold-producing complexes; the planned drill program at Gosselin in 2025; Metalla's estimates that 6% of Côté and 100% of Gosselin's Mineral Resources and Mineral Reserves are subject to Côté / Gosselin Royalty; the incorporation of results from prior Gosselin exploration programs into an updated mineral reserve and resource estimate and the timing thereof; the updated technical report and the timing thereof; the expansions plans to increase of processing capacity at La Guitarra and the timing thereof; the construction of a new tailing facility and the installation of a second crushing circuit at La Guitarra; the commencement of an exploration program focused on the East district at La Guitarra, the budget and the details thereof; the rehabilitation and preparation activities at La Parilla and the timing thereof; statements of the management of Silver Storm regarding bringing La Parrilla back into production and the potential timing for restart of operations; the recommencement of operations at Endeavor, the stages and timing thereof; the likely presence of a significant mineralized structure south of the Endeavor mine; the 2025 production guidance at Wharf; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to NSRs, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's credit facilities and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the New Facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.